SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F ⌧                                  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                  No ⌧

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated April 14, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires  and the Comisión Nacional de Valores.

By letter dated April 14, 2020, IRSA Inversiones y Representaciones Sociedad Anónima ("IRSA") released a material fact, in compliance with the provisions set forth in the Decree 297/2020 and its modifications through Decrees 325 and 355/2020 enacted by the National Executive Power, whose objective is to minimize the risks of spreading the virus and to protect public health, to inform its shareholders and the market in general, as our subsidiary communicated yesterdar, that all its Shopping Malls suspended operations until April 26, 2020 inclusive.

Additionally, we want to inform that the Libertador hotels in the city of Buenos Aires and Llao Llao in the province of Río Negro are temporarily closed. The Intercontinental Hotel in the city of Buenos Aires is working only under a contingency and emergency plan.

It is also informed that these actions taken by the Company in compliance with the regulations in force, may generate a negative impact on the Company’s results, which to date have not yet been quantified, without prejudice to which we are constantly monitoring activities to minimize potential losses.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets

Dated: April 14, 2020